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APR 0 3 2006
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-49830

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

EVERCORE GROUP [redacted] L.L.C

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 EAST 52ND STREET
(No. and Street)

New York	**New York**	**10155**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas J. Gavenda **212-822-7573**
(Area Code - Telephone No.)

PROCESSED
SEP 2 1 2006
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	**New York**	**New York - 10281-1414**
(Address)	(City)	(State) - (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*
SEC 1410 (06-02)

AB
9/21

AFFIRMATION

STATE OF NEW YORK
COUNTY OF NEW YORK

I, David Wezdenko, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Evercore Group Inc. (hereafter referred to as "Company") for the year ended December 31, 2005, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members in our organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

David Wezdenko
Chief Financial Officer

Subscribed and sworn to before me
this 31st day of March, 2006

NOTARY PUBLIC

JEANNE BALESTER
Notary Public, State Of New York
No. 01BA4790730
Qualified In Richmond County
Commission Expires July 19, 2006

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Evercore Group Inc.:

We have audited the accompanying statement of financial condition of Evercore Group Inc. (the "Company") as of December 31, 2005, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Evercore Group Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h of Evercore Group Inc. as of December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

March 27, 2006

Evercore Group Inc.
Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	9,313,346
Accounts receivable		6,922,019
Total assets	$	16,235,365
Liabilities and Stockholders' Equity		
Liabilities		
Due to affiliates	$	1,299,589
Income taxes payable		1,240,965
Total liabilities		2,540,554
Stockholders' Equity		
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		109,990
Treasury stock		(4,193)
Retained earnings		13,589,004
Total stockholders' equity		13,694,811
Total liabilities and stockholders' equity	$	16,235,365

The accompanying notes are an integral part of these financial statements